Exhibit 3

FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for Second Quarter 2015

--Management provides update on clinical programs and advance of unique immunotherapy approach for cancer--

Heidelberg, Germany, Aug 4, 2015 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage biopharmaceutical company developing highly targeted cancer immunotherapies, today reported financial results for the quarter ended June 30, 2015.

“Over this past quarter we have presented exciting data that demonstrates the potential of our unique NK-cell engaging approach, in particular preclinical data showing that our lead program AFM13 has therapeutic synergy in combination with checkpoint inhibitors,” said Dr. Adi Hoess, CEO of Affimed. “The recent follow-on financing further supports our commitment to making a significant impact with our TandAbs on the evolving immune-oncology landscape, which is why we are expanding and optimizing our clinical programs.”

Corporate Highlights

•	In May, Affimed successfully completed a follow-on offering on the Nasdaq Global Market, raising a total of approximately €33.5 million (US $37.1 million) in net proceeds. This includes the underwriters’ exercise in full of their option to purchase additional shares.

•	Based on these proceeds, the Company’s cash position is expected to fund operations, including clinical development and further discovery and early development activities, into the third quarter 2017.

•	In June, the Company was added to the Russell 2000® Index, which measures the performance of the small-cap segment of the U.S. equity market.

•	The Company reported initial data on its collaborative CD33/CD3 program with Amphivena/Janssen at the American Society of Clinical Oncology 2015 Annual Meeting (ASCO). This program validates the robustness of Affimed’s TandAb platform and the data demonstrated corroborative evidence of direct correlation between binding affinity and potency.

•	The Company established operations in the United States and strengthened its US presence with Caroline Stewart and Dr. Oscar Kashala, who joined Affimed as Head of Investor Relations & Communication and Vice President, Medical, US, respectively.

•	Affimed formalized a Scientific Advisory Board (SAB). Its distinguished members are renowned scientists and physicians spanning a broad range of areas relevant to Affimed’s approach including immuno-oncology, NK-cells, lymphoma and leukemia.

•	Affimed’s wholly owned subsidiary AbCheck and Pierre Fabre Pharmaceuticals announced that they expanded their ongoing collaboration into a strategic research partnership in the field of human antibody discovery and optimization.

•	A novel, highly potent technology enabling accelerated humanization of rabbit antibodies developed by Affimed’s subsidiary AbCheck along with its partner Distributed Bio, Inc., was presented and selected from more than 100 candidates as “Best Poster” at the Protein and Antibody Engineering Summit (PEGS).

Pipeline Updates

AFM13

•	Affimed began patient recruitment in a Phase 2a clinical trial in Hodgkin lymphoma, or HL, for its lead candidate AFM13, a bispecific CD30/CD16A TandAb antibody.

•	Evidence of the synergistic effect of AFM13 in combination with checkpoint modulators was presented at the ASCO 2015 Annual Meeting.

•	Due to the administrative process required for the ongoing Phase 2a study taking longer than anticipated, Affimed now expects to report Phase 2a data in the first half of 2016 with full data for the Phase 2a trial remaining on schedule to be completed in 2016.

•	An additional Phase 1b/2a investigator-sponsored trial in CD30-positive lymphoma as well as an additional Phase 1b trial with AFM13 in combination with a checkpoint modulator are on track to be initiated in the fourth quarter of 2015 and in the first half of 2016, respectively.

AFM11

•	The Company continued enrollment for its second candidate, a bispecific CD19/CD3 TandAb antibody, in a Phase 1 clinical trial in patients with non-Hodgkin lymphoma (NHL) and acute lymphocytic leukemia (ALL).

•	Based on KOL recommendations as well as recently published data, Affimed has submitted a proposal to amend the ongoing Phase 1 trial protocol to allow for investigation of less frequent dosing benefiting the overall development of AFM11. Based on the revised protocol, Affimed expects to report Phase 1 data in the second half of 2016.

•	The Company will now investigate AFM11 in ALL in a separate Phase 1 clinical trial (AFM11-102) rather than sequentially, which is anticipated to help optimize the trial for the ALL indication.

AFM21 and platform

•	Affimed presented posters on its third program, the EGFRvIII/CD3-targeting T-cell TandAb AFM21, at the American Association for Cancer Research (AACR) and Association for Cancer Immunotherapy (CIMT) 2015 Annual Meetings, showing high specificity and potency.

•	Affimed’s data presentation on EGFRvIII TandAbs was recognized with a poster award in the “New Targets & New Leads” at CIMT.

•	The Company submitted an abstract on its AFM21 program for the Society for Immunotherapy of Cancer Annual Meeting (SITC) in November, including data on its novel EGFRvIII/CD16A TandAb.

•	Affimed intends to select a development candidate for the AFM21 program by year-end to initiate IND-enabling studies in 2016.

Financial Highlights

(Figures for the second quarter and first half of 2015 and 2014 represent unaudited figures)

Cash and cash equivalents totaled €66.3 million on June 30, 2015 compared to €39.7 million on December 31, 2014. The increase was primarily attributable to Affimed’s May 2015 public offering of its common shares.

Net cash used in operating activities was €7.8 million for the six months ended June 30, 2015 compared to a net cash use of €3.5 million for the six months ended June 30, 2014. The increase was mainly due to higher research and development (R&D) and general and administrative-related (G&A) expenses compared to the same period last year.

Revenue for the second quarter of 2015 was €2.2 million compared to €0.7 million for the second quarter of 2014. The revenue in the second quarter of 2015 was mainly attributable to revenue recognition upon achievement of milestones pursuant to the Leukemia & Lymphoma Society (LLS) collaboration and provision of research and development services provided to Amphivena.

R&D expenses for the second quarter of 2015 were €5.6 million. R&D expenses for the second quarter of 2014 were largely affected by the change of the estimated fair value of share-based payment awards resulting in a credit of €2.1 million. R&D expenses in the second quarter of 2015 included compensation expenses for share-based compensation awards of €0.1 million relating to the Employee Stock Ownership Plan (ESOP) 2014. The variances in project-related expenses between the three months ended June 30, 2014 and the corresponding period in 2015 are mainly due to higher R&D for internal discovery and collaboration-related expenses compared to the same period last year.

G&A expenses for the second quarter of 2015 were €1.7 million. In the three months ended June 30, 2014, G&A expenses were largely affected by the change of the estimated fair value of share-based payment awards resulting in a credit of €4.4 million. G&A expenses in the second quarter of 2015 include compensation expenses for share-based compensation awards of €0.3 million relating to the ESOP 2014.

Net loss for the second quarter of 2015 was €5.2 million, or €0.19 per common share, compared to net income of €13.4 million, or €0.90 per common share, for the second quarter of 2014. The decrease is primarily related to the fact that prior to the corporate reorganization at the time of the IPO in September 2014, share-based payments were accounted for as liabilities with fair value adjustments each quarter. In the quarter prior to the IPO, the fair value adjustment to the share-based compensation liability resulted in a credit to R&D and G&A expense, resulting in net income for the quarter.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference call and webcast information

Affimed’s management will host a conference call to discuss the Company’s financial results and recent corporate developments today at 8:30 a.m. EST. A webcast of the conference call can be accessed in the “Events” section on the “Media” page of the Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Affimed’s product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called natural killer cells, or NK-cells, and T-cells. Affimed’s proprietary, next-generation bispecific antibodies, called TandAbs for their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells, triggering a signal cascade that leads to the destruction of cancer cells.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading "Risk Factors" in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Affimed N.V.

Caroline Stewart, Head IR & Communication
Phone: +1 347394 6793
E-Mail: IR@affimed.com or c.stewart@affimed.com

Media requests:

Anca Alexandru or Gretchen Schweitzer

MacDougall Biomedical Communications

Phone: +49 89 2424 3494 or

+49 163 613 3359

E-Mail: aalexandru@macbiocom.com

Affimed N.V.

Unaudited condensed consolidated statement of comprehensive income / (loss)

(in € thousand)

	For the three months ended June 30,		For the six months ended June 30,
	2014	2015	2014	2015

Revenue	687	2,210	1,409	4,748

Other income / (expenses) – net	68	104	113	333
Research and development expenses	2,059	(5,605)	(3,287)	(8,526)
General and administrative expenses	4,384	(1,676)	(351)	(3,524)

Operating income / (loss)	7,198	(4,967)	(2,116)	(6,969)

Finance income / (costs) – net	6,197	(217)	(204)	301

Income / (loss) before tax	13,395	(5,184)	(2,320)	(6,668)

Income taxes	(41)	0	28	0

Income / (loss) for the period	13,354	(5,184)	(2,292)	(6,668)

Comprehensive income / (loss)	13,354	(5,184)	(2,292)	(6,668)

Earnings / (loss) per share in € per share	0.90	(0.19)	(0.15)	(0.26)
(undiluted = diluted)

Affimed N.V.

Condensed consolidated statement of financial position

(in € thousand)

	December 31, 2014	June 30, 2015
		(unaudited)

ASSETS
Non-current assets

Intangible assets	72	64
Leasehold improvements and equipment	974	899
	1,046	963

Current assets

Inventories	199	222
Trade and other receivables	939	2,320
Cash and cash equivalents	39,725	66,319
	40,863	68,861

TOTAL ASSETS	41,909	69,824

EQUITY AND LIABILITIES
Equity

Issued capital	240	299
Capital reserves	131,544	166,710
Accumulated deficit	(99,989)	(106,657)
Total equity	31,795	60,352

Non current liabilities

Borrowings	3,895	4,337
Total non-current liabilities	3,895	4,337

Current liabilities

Trade and other payables	3,759	4,563
Deferred revenue	2,460	572
Total current liabilities	6,219	5,135

TOTAL EQUITY AND LIABILITIES	41,909	69,824

Affimed N.V.

Unaudited condensed consolidated statement of cash flows

(in € thousand)

	For the six months ended June 30,
	2014	2015
Cash flow from operating activities
Loss for the period	(2,292)	(6,668)
Adjustments for the period:
- Income taxes	(28)	0
- Depreciation and amortization	211	171
- Share based payments	(2,589)	781
- Finance income / costs – net	204	(301)
	(4,494)	(6,017)
Change in trade and other receivables	(468)	(439)
Change in inventories	(33)	(23)
Change in trade and other payables	1,518	(1,084)
Cash used in operating activities	(3,477)	(7,563)
Interest received	0	2
Paid interest	(20)	(187)
Net cash used in operating activities	(3,497)	(7,848)

Cash flow from investing activities
Purchase of intangible assets	(23)	(6)
Purchase of leasehold improvements and equipment	(19)	(82)
Net cash used for investing activities	(42)	(88)

Cash flow from financing activities
Proceeds from issue of common shares	0	33,502
Proceeds from issue of preferred shares	1,188	0
Cash flow from financing activities	1,188	33,502

Net changes to cash and cash equivalents	(2,351)	25,566
Cash and cash equivalents at the beginning of the period	4,151	39,725
Exchange-rate related changes of cash and cash equivalents	0	1,028
Cash and cash equivalents at the end of the period	1,800	66,319

Affimed N.V.

Unaudited condensed consolidated statement of changes in equity

(in € thousand)

	Issued capital	Capital reserves	Own shares	Accumulated deficit	Total equity

Balance as of January 1, 2014	63	469	(25)	(99,730)	(99,223)

Loss for the period				(2,292)	(2,292)

Balance as of June 30, 2014	63	469	(25)	(102,022)	(101,515)

Balance as of January 1, 2015	240	131,544	0	(99,989)	31,795
Issue of common shares	57	33,443			33,500
Exercise of share based payment awards	2	942			944
Equity-settled share based payment awards		781			781
Loss for the period				(6,668)	(6,668)

Balance as of June 30, 2015	299	166,710	0	(106,657)	60,352